Mail Stop 4561

May 19, 2010

Mr. Lars Björk
President and Chief Executive Officer
Qlik Technologies Inc.
150 Radnor Chester Road, Suite E220
Radnor, Pennsylvania 19087

      Re: **Qlik Technologies Inc.**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed on May 5, 2010
                File No. 333-165844

Dear Mr. Bjork:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated April 28, 2010.

General

1.   Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

2.   We note your response to prior comment 4. Given that the two IDC white papers you cite were prepared specifically for your use, please file a consent of IDC in accordance with Rule 436 under the Securities Act of 1933, or provide us with your analysis as to why you believe that this is not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

3.   We note that during the fourth quarter of fiscal 2009 and first quarter of fiscal 2010 that stock options were primarily granted on November 27, 2009 and

March 9, 2010. We also note that the fair market value per share assigned to these option grants were based on the September 30, 2009 and December 31, 2009 valuations, respectively. Please tell us how you determined that there was no increase in the value of your underlying common stock at the valuation dates in comparison to the issuance dates (i.e., as they are approximately two months apart).

Results of Operations

Comparison of the Years Ended December 31, 2007 and 2008

Revenue, page 51

4.   We note your response to prior comment 16. You do not appear to have provided a clear narrative discussion of the extent to which increased revenues in 2008 were attributable to increases in prices or volume. Please revise, or advise why you have not provided this disclosure.

Management

Executive Officers and Directors, page 73

5.   We note your response to prior comment 18. Please provide us with your analysis as to the applicability of Item 401(f) of Regulation S-K to the proceeding involving Mr. Margalit. Please include in your response a description of the facts relating to the settlement of this proceeding, including the specific terms of the settlement.

Compensation Discussion and Analysis

Principal Elements of Executive Compensation

Cash Incentive Bonus, page 83

6.   We note your response to prior comment 22, regarding the competitive harm that you believe would result from disclosure of your consolidated revenue target for fiscal 2009. Your response assumes that your competitors, customers and investors cannot distinguish between earnings guidance and financial projections, on the one hand, and targets established for purposes of determining an element of extraordinary compensation on the other. Furthermore, the case law you cite appears to concern the disclosure of actual financial results of private parties that would not otherwise be publicly available, while you have already disclosed actual revenues for fiscal 2009. Please disclose your revenue target for fiscal

2009. Alternatively, provide further explanation as to how third parties could extract sufficiently specific information concerning your future operations and strategy from disclosure of the company-wide revenue target to cause you competitive harm.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa C. Feider, Staff Accountant, at (202) 551-3379 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic, Esq., at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via facsimile: (781) 622-1622</u>
        Richard R. Hesp, Esq.
        Gunderson Dettmer Stough
            Villeneuve Franklin & Hachigian, LLP